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Backbeat Brewing Company

Brewery

31A Park Street
Beverly, MA 01915
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $150,000 invested.
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THE PITCH
Backbeat Brewing Company is seeking investment to build out a roofdeck and expand our offerings to the North Shore community!.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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TARGET MARKET

Founded by veteran brewer Pete Harkins, Backbeat Brewing has become a cornerstone of the North Shore Craft Brewery scene. We built our taproom to serve as a community gathering place for the greater Beverly community.

We provide an eclectic mix of constantly rotating brews, collabs, coffees, teas and more.
Beyond our brews, the "backbeat" is our focus on giving Beverly a venue for amazing local live music, with fantastic local musicians providing entertainment most nights of the week.
Coming out of the pandemic, we've proved our resilience and are looking to take Backbeat to the next level, expanding both our taproom offerings and our beer and coffee distribution.
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THE OPPORTUNITY - WHERE YOUR INVESTMENT IS GOING

We've partnered with Mainvest to bring the community into our expansion, investing in local business growth and sharing in our success.

Canning: Demand for BackBeat is continuing to grow, and we're looking to increase our canning and distribution to share our beat with more folk across the state.
Taproom Expansion: We're working to expand our taproom, building out our second floor and renovating to provide a new venue for live music, a bar, and more community space.
Other Opportunities: Having growth capital on hand gives us the agility to pursue new opportunities as they arise and make sure we don't miss out on the next big thing!
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MARCH 2020
Opened

Opened Backbeat Brewing in Beverly, MA!

2020
Navigating a Pandemic

Entered the pandemic environment and challenges with our heads held high, was able to continue growth within our four walls.

2021
Growth through Challenges

Grew revenue 100% YoY 2020-2021, while solidifying our role as a community gathering place and musical oasis for the North Shore community.

2022
Capital Raise

With our foundation in place and our resilience proven, we're ready to take Backbeat the next level, sharing our growth and future success with our community through this investment campaign!

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THE TEAM
Pete Harkins
Founder
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PRESS

Get breakfast at Backbeat, enjoy Marino's new concept, invest in Gentile's future

Highlights include an investment opportunity with Gentile Brewing, a concept change at Marino's Cafe and some major menu updates at Backbeat Brewing.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Brewery Expansion - Larger Brew House and Tank Space $60,000
Coffee Roasting Expansion $29,500
Canning Line $50,375
Mainvest Compensation $10,125
Total $150,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,047,000	$1,204,000	$1,408,680	$1,619,982	$1,846,779
Cost of Goods Sold	$400,000	$459,980	$538,176	$618,902	$705,548
Gross Profit	$647,000	$744,020	$870,504	$1,001,080	$1,141,231

EXPENSES

Rent	$36,000	$36,900	$37,822	$38,767	$39,736
Utilities	$2,500	$2,562	$2,626	$2,691	$2,758
Salaries	$200,000	$229,990	$269,088	$309,451	$352,774
Insurance	$15,000	$15,375	$15,759	$16,152	$16,555
Equipment Lease	$2,000	$2,050	$2,101	$2,153	$2,206
Repairs & Maintenance	$4,000	$4,100	$4,202	$4,307	$4,414
Legal & Professional Fees	$500	$512	$524	$537	$550
Operating Profit	$387,000	$452,531	$538,382	$627,022	$722,238

This information is provided by Backbeat Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $150,000
Maximum Raise $250,000
Amount Invested $0
Investors 0

Investment Round Ends October 28th, 2022
Summary of Terms
Legal Business Name Backbeat Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $150,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 2.5%-4.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2030
Financial Condition
Historical milestones

Backbeat Brewing Company has been operating since Fall, 2018 and has since achieved the following milestones:

Opened location in Beverly, MA

Achieved revenue of $450,000 in 20,0, which then grew to $900,000 in 2021.

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Backbeat Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Backbeat Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Backbeat Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Backbeat Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Backbeat Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Backbeat Brewing Company's management or vote on and/or influence any managerial decisions regarding Backbeat Brewing Company. Furthermore, if the founders or other key personnel of Backbeat Brewing Company were to leave Backbeat Brewing Company or become unable to work, Backbeat Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which

Backbeat Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Backbeat Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Backbeat Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Backbeat Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Backbeat Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Backbeat Brewing Company's financial performance or ability to continue to operate. In the event Backbeat Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Backbeat Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Backbeat Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Backbeat Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Backbeat Brewing Company will carry some insurance, Backbeat Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Backbeat Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Backbeat Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Backbeat Brewing Company's management will coincide: you both want Backbeat Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Backbeat Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Backbeat Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Backbeat Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Backbeat Brewing Company or management), which is responsible for monitoring Backbeat Brewing Company's compliance with the law. Backbeat Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Backbeat Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Backbeat Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Backbeat Brewing Company, and the revenue of Backbeat Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Backbeat Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Backbeat Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Backbeat Brewing Company isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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